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                                                                   EXHIBIT 11.01
                        FIREARMS TRAINING SYSTEMS, INC.
         STATEMENT REGARDING COMPUTATION OF NET INCOME PER COMMON SHARE
                     (In thousands, except per share data)


                                           Three Months Ended       Nine Months Ended
                                              December 31,             December 31,
                                            1996        1995        1996         1995
                                            ----        ----        ----         ----
PRIMARY AND FULLY DILUTED (1):

Weighted average number of common
  shares outstanding (2)                   52,148      49,800      50,585      49,800
Shares repurchased in conjunction with
  the Recapitalization (3)                (46,832)    (46,832)    (46,832)    (46,832)
Shares issued in conjunction with the
  Recapitalization (4)                     11,165      11,165      11,165      11,165
Shares granted to management (5)               37          37          37          37
Shares purchased by management (5)            232         232         232         232
Shares issued upon assumed exercise of
  outstanding warrants (6)                    176         288         251         288
Shares issued upon assumed exercise of
  outstanding options (7)                   1,318       1,339       1,332       1,339

Weighted average common and common       --------    --------    --------    --------
  equivalent shares outstanding            18,244      16,029      16,770      16,029
                                         ========    ========    ========    ========

Net income                               $    186    $  6,111    $  5,524    $ 10,073
                                         ========    ========    ========    ========
Net income per common share              $   0.01    $   0.38    $   0.33    $   0.63
                                         ========    ========    ========    ========

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(1)    Shares reflect a 100,000-for-one stock split effected in connection with the Recapitalization and a split of 1.66-for- one in October 1996.
(2) Shares reflect the weighted average shares prior to the Recapitalization of 49,800,000 shares and the weighted average shares from the initial public offering in November 1996 of 6,000,000 shares.
(3) Shares were repurchased from THIN International for $171.2 million in connection with the Recapitalization and are assumed to be outstanding for all periods presented.
(4) Shares were issued for $36 million in connection with the Recapitalization and are assumed to be outstanding for all periods presented.
(5) Shares purchased by or granted to management for approximately $3.25 per share which are assumed to be outstanding for all periods presented.
(6) Represents warrants attached to the Bridge Notes, at approximately $0.0006 per warrant, which are assumed to be outstanding for all periods presented through the date of the Offering, using the treasury stock method at the initial offering price of $14 per share. These Warrants were repurchased and retired by the Company with proceeds from the Offering.
(7) Represents 1,738,270 stock options exercisable at approximately $3.25 per option, which are assumed to be outstanding for all periods presented, using the treasury stock method.